UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 7 2020, Powerbridge Technologies Co., Ltd. (the “Company”) entered into certain securities purchase agreement (the “Note SPA”) with certain “non-U.S. Person” (the “Investor”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell unsecured convertible promissory note in the aggregate principal amount of $50,000,000 (the “Note”) with a maturity date of 12 months, an interest rate of 6.0% per annum, and a conversion price (“Holder Conversion Price”) equal to the lesser of i) $2.00 per share or ii) 75% of the daily VWAPs (as reported by Bloomberg) for the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of Holder Conversion Notice (as defined in the Note), which shall not be lower than $1.80 (the “Floor Price”). On the Closing Date (as defined in the Note SPA), the Investor agreed to pay the Purchase Price to the Company via wire transfer of immediately available funds against delivery of the Note.

The Note SPA

The parties to the Note SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Investor is “non-U.S. Persons” as defined in Regulation S and are acquiring the Note for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the Note SPA.

The Note SPA is subject to various conditions to closing, including, among other things, (a) the shareholder approval on the Convertible Note Offering, (b) Nasdaq’s completion of review of listing of additional shares application, and (c) the accuracy of the parties’ representations and warranties.

The parties to the Note SPA agreed that the Company may use the net proceeds from the Convertible Note Offering for the planned out of home display advertising and media network business, working capital, general corporate use and other purposes as approved by the board of directors of the Company.

The Note

Pursuant to the Note, the Investor has the right at any time 7 days after the date of the issuance of the Note (the “Issuance Date”) until the outstanding balance of the Note (the “Outstanding Balance”) has been paid in full (such date, the “Conversion Date”), at its election, to convert (the “Holder Conversion”) all or any part of the Outstanding Balance into shares (each instance of conversion is referred herein as “Conversion Shares”, together with the Note, the “Securities”) of fully paid and non-assessable Ordinary Shares, of the Company as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Holder Conversion Price.

The Company may also effect an Optional Redemption (as defined below) to redeem 110% of the then outstanding balance of the Note for cash in an amount equal to the Optional Redemption Amount (as defined in the Note) on the 10th business day following the date of the notice to the Investor (such date, the “Optional Redemption Date”, such ten (10) day period, the “Optional Redemption Period” and such redemption, the “Optional Redemption”) if each of the Equity Conditions (as defined in the Note) shall have been met (unless waived in writing by the Investor) on each trading day during the Optional Redemption Period and through and including the date payment of the Optional Redemption Amount is actually made in full.

Unless waived by the Investors in writing per the Company’s request, on the 1st of each month, commencing immediately upon the issuance date of the Note (the “Monthly Redemption Date”), the Company shall redeem the Monthly Redemption Amount (the “Monthly Redemption”) in cash. In the event the Investor breaches its covenant set forth in the Note SPA, the Company shall be entitled to make all or part of the amount of Monthly Redemption payable on that certain Monthly Redemption Date following the breach in Conversion Shares based on the Monthly Conversion Price (as defined in the Note) notwithstanding the Equity Conditions are not satisfied during the Monthly Conversion Period (as defined in the Note).

The issuance and sale of the Note are exempted from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

The form of the Note SPA and the Note are filed as Exhibit 10.1 and 10.2 to this Current Report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Note SPA and the Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits

10.1	Form of Securities Purchase Agreement
10.2	Form of Unsecured Convertible Promissory Note

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Financial Officer

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